OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14 )1

NACCO Industries, Inc.
(Name of Issuer)
Class B Common Stock, par value $1.00 per share
(Title of Class of Securities)
629579 20 02
(CUSIP Number)
Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 2007
(Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

      1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	629579 20 02	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS: Helen R. Butler

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Page	3	of	12 Pages

1	NAMES OF REPORTING PERSONS: Matthew M. Rankin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	629579 20 02	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS: Margaret E. Taplin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Page	5	of	12 Pages

1	NAMES OF REPORTING PERSONS: Britton T. Taplin

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Page	6	of	12 Pages

1	NAMES OF REPORTING PERSONS: Chloe R. Seelbach

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	629579 20 02	Page	7	of	12 Pages

1	NAMES OF REPORTING PERSONS: Claiborne R. Rankin, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	629579 20 02	Page	8	of	12 Pages

1	NAMES OF REPORTING PERSONS: Scott W. Seelbach

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO -- See Item 3.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 629579 20 02	Page 9 of 12 Pages
     The Schedule 13D originally filed on March 29, 1990, as amended and restated in its entirely pursuant to Regulation S-T Rule 101(a)(2) on March 20, 1992, as amended by Amendment No. 1 filed on March 28, 1995, as amended by Amendment No. 2 filed on March 21, 1996, as amended by Amendment No. 3 filed on November 26, 1996, as amended by Amendment No. 4 filed on January 10, 1997, as amended by Amendment No. 5 filed on March 19, 1997, as amended by Amendment No. 6 filed on March 25, 1999, as amended by Amendment No. 7 filed on March 30, 2000, as amended by Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 9 filed on February 14, 2002, as amended by Amendment No. 10 filed on February 14, 2003, as amended by Amendment No. 11 filed on February 17, 2004, as amended by Amendment No. 12 filed on February 15, 2005 and as amended by Amendment No. 13 filed on February 14, 2006 (collectively, the “Filings”), related to shares of Class B common stock (“Class B Common”) of NACCO Industries, Inc. (the “Company”) held by certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.
Item 2. Identity and Background
(a) — (c) Item 2 of the Filings are hereby amended as follows:
          The statements under the heading Helen R. Butler, which appear in the Filings, are hereby deleted and replaced by the following:
     Helen R. Butler. Ms. Butler’s business address is 7575 Old Mill Road, P.O. Box 477, Gates Mills, Ohio 44040. She is employed as a part-time consultant.
          The statements under the heading Matthew M. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:
     Matthew M. Rankin. Mr. Rankin’s business address is 204 Elmwood Drive, Greensboro, North Carolina 27408. He is a Commercial Banker at Wachovia Bank.
          The statements under the heading Margaret E. Taplin, which appear in the Filings, are hereby deleted and replaced by the following:
     Margaret E. Taplin. Ms. Taplin’s business address is 1505 Ames Hill Road, W. Brattleboro, Vermont 05301. She is not employed.
          The statements under the heading Britton T. Taplin, which appear in the Filings, are hereby deleted and replaced by the following:
     Britton T. Taplin. Mr. Taplin’s business address is 4960 South Lafayette Lane, Englewood, Colorado 80113. He is a partner in Western Skies Group, Inc.
          The statements under the heading Chloe R. Seelbach, which appear in the Filings, are hereby deleted and replaced by the following:
     Chloe R. Seelbach. Ms. Seelbach’s business address is 2249 Woodmere Drive, Cleveland Heights, Ohio 44106. She is not employed.
          The statements under the heading Scott W. Seelbach, which appear in the Filings, are hereby deleted and replaced by the following:

CUSIP No. 629579 20 02	Page 10 of 12 Pages
     Scott W. Seelbach. Mr. Seelbach’s business address is 5875 Landerbrook Drive, Cleveland, Ohio 44124. He is a private equity principal.
[Signatures begin on the next page.]
[The Remainder of this page was intentionally left blank.]

CUSIP No. 629579 20 02	Page 11 of 12 Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2007

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr.

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L. T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Margaret E. Taplin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Thomas E. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for National City Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Allison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*

CUSIP No. 629579 20 02	Page 12 of 12 Pages

Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2004 A*
Attorney-in-Fact for Clara T. Rankin’s Qualified
Annuity Interest Trust 2004 B*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney in Fact for Julia L. Rankin*
Attorney in Fact for Thomas Parker Rankin*
Attorney-in-Fact for Rankin Associates, IV, L.P.*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2 of such Exhibit , in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, in Exhibit 30 at pages 6 through 7 of such Exhibit, in Exhibit 32 at pages 5 through 6 of such Exhibit and in Exhibit 33 at pages 5 through 6 of such Exhibit.